ESSENCE ARRAY INC.

2 Queen’s Club Gardens, Suite 7, Yarrell Mansions

London, W14 9TB United Kingdom

Tel: (646) 456-1207

E-mail: essencearray@gmail.com

August 27, 2025

Division of Corporation Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

www.sec.gov

Re: Essence Array Inc

Amendment No. 1 to Registration Statement on Form S-1

Filed July 25, 2025

File No. 333-286798

Dear Ms. Alyssa Wall,

We received your letter dated August 19, 2025, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 25, 2025. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Registration Statement on Form S-1

Summary Financial Information, page 6

1. The header for your June 30, 2025 statement of operations indicates that this information is audited. Please revise to indicate the information is from unaudited financial statements, to the extent accurate.

Response: We have revised the header for our June 30, 2025 statement of operations to indicate that this information is unaudited.

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General

2. We note you continue to:

•	show in numerous places the inception date as other than March 28, 2024, e.g. (though not limited to), pages 5, 6, 18 and 26, and the headers to the financial statements on pages F-3 through 5 and F-11.
•	characterize in various places the issuance of the initial 5,473,000 shares of your common stock for other than $473 cash and a subscription receivable of $5,000,000, e.g. (though not limited to), page 26, the related party transaction note on pages F-8 and 14 and the financing section in the annual statement of cash flows on page F-5.

Please revise as appropriate for consistency throughout your filing.

Response: We respectfully acknowledge the Staff’s comment.

- The Company was incorporated on March 29, 2024, as reflected in our Articles of Incorporation. Our disclosure already reflects the correct inception date throughout the filing. We have also requested our independent auditors to update their report to reflect this date consistently.

- We have revised our disclosure throughout the filing to consistently characterize the issuance of the initial 5,473,000 shares of common stock as being issued for total consideration of $5,473, consisting of $473 cash and a $5,000 subscription receivable. Conforming revisions have been made on page 26, in Note 4 to the financial statements on pages F-8 and F-14, and in the financing section of the statement of cash flows on page F-5, as well as in all other applicable sections of the registration statement.

Thank you.

Sincerely,

/s/ Anna Zhabina

Anna Zhabina, President

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